

FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES
CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2009

(Santiago, Chile, June 1, 2009) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced its consolidated financial results in IFRS from IASB[1] for the first quarter which ended March 31, 2009. All figures are expressed in U.S. Dollars[2]. Historic financial information was calculated using the equivalent currency conversion for each amount on the corresponding date.

Madeco Highlights

➢ **As an option given by the Chilean Securities and Insurance Superintendency (in 2010 will be an obligation for Chilean companies) Madeco adopted from 2009 the IAS and IFRS from IASB, as its accounting and reporting standards. In accordance with these standards, the Company changed its base currency from Chilean Pesos to U.S. Dollars. Moreover, due to the sale of the Cable Unit (sold on September 2008) the figures of this prior business unit were classified as discontinued operations, and the cash and shares obtained from the mentioned transaction, were incorporated into a new segment called "investments", which was created in order to manage these financial assets.**

➢ **For the first quarter of the year, the Company reported a net income of US$6,362 thousand, lower than the US$16,829 thousand reported for the same period of 2008. The drop in profits was driven by the lack of the Cable operations (as mentioned before, it was sold on September 30, 2008). While comparing both periods, if the variation of the net income is divided into discontinued and continuing operations, the first group obtained a drop of US$14,904 thousand (no presence of the Cable unit, as explained before), offset by the increment of US$4,437 thousand obtained by continuing operations.**

➢ **From this point on, this press release considers only continuing operations, except when expressly mentioned (as Cable unit or discontinued operation).**

➢ **Revenues in 1Q09 decreased by 28.9% compared to 1Q08, reaching US$84,204 million, explained by lower volumes sales (a reduction of 8.0%) and reduced prices of the Company's raw materials (mainly copper and aluminum) in comparison with 1Q08. Both, Brass Mills and Profiles units reduced its volume sales by 22.0% and 12.0%, slightly offset by higher volume sales of the Packaging unit of 0.1%.**

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[1] From 2009 Madeco adopted the IFRS financial reporting standard for its financial statements. Historic data were accounted based on the same reporting standard.
[2] As part of the implementation of IFRS financial reporting standard, the Company defined the U.S Dollar as its "base currency".



- ➢ **The subsidiaries of Madeco presented a mixed operational performance in the first quarter of the year. On one side, the Packaging and Brass Mills units achieved higher profits compared to the year before; on the other side, the Profiles unit obtained an eroded performance due to direct dependence with the depressed Chilean construction market. Operating income in 1Q09 increased by US$971 thousand compared to 1Q08, reaching US$5,275 thousand. This growth was mostly attributable to a higher gross margin of US$1,510 thousand, offset by higher selling, general and administrative expenses of US$539 thousand.**

- ➢ **As of the first quarter of 2009, cash and cash equivalents amounted to US$270,263 thousand compared to US$30,104 thousand in 1Q08. This is explained by larger initial balance of cash (derived from the cash obtained in 2008 due to the sale of the Cable unit) and lower investments in fixed assets and needs to finance working capital.**

- ➢ **On April 3, 2009 Madeco paid a dividend of Ch$15 per common stock (equivalent to US$2.02 per ADS), as agreed at the Shareholders' Meeting. This dividend derived from the ordinary profits for the year 2008 and the extra utility gained through the sale of the cable unit.**

- ➢ **At early March 2009, the Company appointed Mr. Nicolás Burr as the corporate CFO of Madeco. This position was vacant since Mr. Cristián Montes replaced Mr. Tiberio Dall'Olio after his resignation as CEO of Company.**



1. Highlights of the Income Statement (Exhibit 1)

Net Income
Net income for 1Q09 of the continuing operations of Madeco reached an increase of US$4,437 thousand (from US$1,907 to US$6,345 thousand), driven by improved operating income and higher other incomes of the Company (financial, exchange rate effects, etc.). However, if it is compared with 1Q08 it, due to the absence of the Cable unit, there was a decline in consolidated net income of US$10,467 thousands.

Revenues
Revenues in 1Q09 were US$84,204 thousand, a 28.9% lower than the same quarter of 2008. The reduction in consolidated revenues is mainly explained by lower volumes sales of 8.0% and lower prices of raw materials (the average value of copper on the LME for the first quarter of 2009 was 3,428 US$/ton. vs. 7,796 US$/ton. of 2008). The lower volume sales are enlightened by the reductions derived from the Brass Mills and Profiles units.

Gross Margin
Gross margin in 1Q09 was US$15,503 thousand, 10.8% higher than the US$13,992 thousand reported in 1Q08 as a result of a 28.9% decrease in revenues and a 34.2% decrease in cost of sales. The increased gross margin was propelled by the operational plans adopted by the Company in order to improve or maintain margins despite lower volume sales.

Operating Income[3]
Operating income for 1Q09 amounted to US$5,275 thousand, from US$4,304 thousand obtained in the same period the year before. The rise of the operational income derived from higher gains of Brass Mills and Packaging units (growths of US$2,038 thousand and US$1,770 thousand, respectively), counterbalanced by lower gains of Profiles unit (reduction of US$2,518 thousand). Moreover, in comparison with 2008, gross margin increased. These effects are explained by plans carried out by the Company towards to reduce operational costs and improve margins, offset by increased commercial activities, administrative expenses (consultancy services, leases, etc.) and the lower result of Profiles unit.

Other Income (Loss)[4]
Considering financial results, exchange differences and other incomes non-related to operations; Madeco obtained a gain of US$4,945 thousand which compares favorably with the loss of US$ 3,826 thousands as of March 2008. The higher gain derived from a favorable exchange difference of US$6.732 thousands and a lower balance of financial expenses of US$1.244 thousands (due to lower corporate debt between 1Q08 and 1Q09).

Income Tax
Income tax in March 2009 totaled US$2,294 thousand, compared to a credit of US$3,691 thousand in 2008, explained by the reduction of a provision on the valuation of a deferred tax asset, offset by tax provisions recognized by the subsidiaries of the Company.

Minority Interest
While in 1Q09 the Company's minority interest charges (reflecting mainly the portion of earnings/losses corresponding to the participation of minority

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[3] Estimated as the sum of: gross margin, R&D expenses, distribution costs, marketing and administrative expenses.
[4] Estimated as the sum of: Other income of operations, Equity in earning (losses) of related companies, Other general expenses of operations, Financial expenses, Price-level restatement, and Other Incomes (losses) & Others effects.



shareholders in the subsidiaries Peruplast, Alusa and Indalum) amounted to US$1,582 thousand, in 1Q08 totalized US$2,893 thousand mainly as result of the lack of the prior subsidiaries of the Cable unit.

2. Analysis by Business Unit (Exhibits 2 to 3)

Packaging

Revenues decreased by 2.0%, from US$50,147 thousand in 1Q08 to US$49,169 thousand in 1Q09 as result of lower selling prices in spite of a slightly increase of volumes sold. Volume sales increased by 0.1% in 1Q09, due to the higher sales of the Argentinean subsidiary (8.6%) offset by a reduction in Chile and Peru (4.1% and 0.1% respectively).

Compared to 1Q08, cost of sales dropped by 7.9% in 1Q09 from US$42,625 thousand to US$39,270 thousand. Costs as percentage of sales varied from 85.0% to 79.9%.

Gross margin grew by 31.6% from US$7,522 thousand in 1Q08 to US$9,899 thousand in 1Q09, mainly due to the good performance of the Peruvian and Argentinean subsidiaries, followed by the results of the Chilean subsidiary.

Gross margin increased to 1T09 thousands of U.S. $ 7522 to $ 9899 in respect of thousands 1T08, in terms of results on sales increased from 15.0% to 20.1%. This improvement in margins is explained by the cost reduction plans adopted by the subsidiaries of the Company.

Selling, general and administrative expenses amounted to US$3,340 thousand in 1Q09 an increment of 22.2% in contrast with the US$2,733 thousand of 1Q08. As a percentage of sales, SG&A raised from 5.4% to 6.8% in 1Q09. In addition, the growth of expenses is explained by higher salaries, marketing activity and other general expenses.

Operating income in 1Q09 was US$6,559 thousand compared to US$4,789 thousand in 1Q08, attributable to the good performance of the Peruvian subsidiary (amounting approximately 58.1% of the total business unit's variation) chased by the Argentinean and Chilean divisions.

Brass Mills

Revenues in 1Q09 reached to US$22,331 thousand, 55.9% lower than the US$50,686 thousand reported in 1Q08. This was due to a drop of volumes sold and to lower prices of the copper in the 1Q09.

Cost of sales showed a reduction of 62.3% as a result of lesser volume sales and lower prices of copper. As percentage of sales, costs decreased from 88.4% to 81.0% explained by the efforts of the Company to reduce operational expenses despite lower volumes sold.

Gross margin in March 2009 was US$4,245 thousand 59.3% higher than the margin of 2008. As percentage of sales gross margin in 2009 was 19.0% (in 2008 was



11.6%), explained by a better management of raw materials, execution of plans to achieve operational efficiencies and in the case of exports an improved exchange rate.

Selling, general and administrative expenses decreased by 14.0%, from US$3,265 thousand to US$2,807 thousand. As percentage of sales decreased from 6.4% to 12.6% explained by lower sales.

Operating income totaled US$1,438 thousand in 1Q09 compared to the loss of US$600 thousand of 1Q08, due to higher gross margin and lower selling, general and administrative expenses.

Profiles

Revenues in 1Q09 reached to US$12,704 thousand, 27.5% lower than the US$17,529 thousand reported in 1Q08. This was due to lower prices of raw materials and decreased volumes sold (12.0%), reflecting the lower activity of the Chilean construction market.

Cost of sales decreased by 18.2%, from US$13,724 thousand in 1Q08 to US$11,230 thousand in 1Q09. As result of, lower prices of raw materials and lower sales of this business unit.

Gross margin in March 2009 was US$1,474 thousands less than the US$3,805 thousands in March 2008, explained by the difficulty of transfer prices to customers and higher unit costs of production.

Selling, general and administrative expenses increased 8.2%, from US$2,291 thousand to US$2,478 thousand in 1Q09, attributable to higher administrative expenses (consultant fees, leases, etc.).

Operating income for 1Q09 totaled a loss of US$1,004 thousand lower than the gain of US$1,514 thousand reported in 1Q08, due to the reduced gross margin and higher selling, general and administrative expenses.

Investments

This segment was created based on the interpretation of international accounting standards, due to the significance of the Company's investments (i.e. cash, time deposits and shares of Nexans received after the sale of the Cable unit of the Company). Along with this, other assets were defined as investments (assets for lease, etc.).

As of March 31, 2009, this unit has no revenues. The cost of sales is explained by the depreciation of the assets that this unit has. Selling, general and administrative expenses reflect the Company's corporate expenses. Despite having a negative operating income, the unit obtained in the first quarter of 2009 a financial income of US$2,934 thousands.



3. Balance Sheet Analysis (Exhibit 4)

Assets

The Company's assets as of March 31, 2009 amounted to US$874,371 thousand, an increase of US$5,365 from US$869,006 thousand as reported on December 31, 2008.

Current Assets of Continuing Operations
Amounted to US$497,851 thousand 2.6% higher than the US$485,061 thousand as of December 2008, explained by higher cash and cash equivalents (US$27,494 thousand), and increased accounts receivables from income tax and prepaid expenses (US$3,267 thousand). These effects were balanced by lower inventories (US$16,098 thousand). The observed increase in cash and cash equivalent (mainly time deposits) is caused by the Chilean's peso appreciation against the U.S. dollar of the time deposits held in Chilean pesos for the payment of its dividend and the income tax from the fiscal year 2008. On the othe hand, the observed decline in inventories was due to Company's efforts to reduce its inventories.

Non Current Assets
Amounted to US$372,659 thousand, representing a decrease of 1.9% compared to the end of 2008. The lower balance derived from the lower value of the investment in Nexans, explained by an effect of exchange difference, i.e. a depreciation of the Euro vs. US dollar. It should be pointed that, in accordance with the new accounting and financial standards adopted by Madeco, the investment in Nexans as of December 2008 was reduced due to implementation of an impairment.

Other Assets (Non-current Assets Held for Sale and Discontinued Operations)
Recorded US$3,861 thousand compared to the US$4,002 thousand of 4Q08, due to the lower balance of the machinery and equipment held for sale, partially offset by higher balances of other assets.

Liabilities

Total liabilities as of March 31, 2008 amounted to US$359,259 thousand an increase over the US$226,388 thousand as of December 2008, derived by the movement of the Company's dividends from the retained earnings (Shareholders' Equity) to payable dividends (Current Liabilities).

Bank Debt
As of March 31, 2009, amounted to US$94,630 thousand, representing a variation of 0.3% in comparison to the end of the previous year, due to the differences between the payment of loans (net from the loans taken), and the higher value of loans of the Company in other currencies than the US dollar.

Shareholders' Equity

As of March 31, 2009 shareholders' equity amounted US$515,112 thousand, which represents a decrease of 19.8% compared to end of 2008.

Paid Capital
As of December 2008, paid capital in 1Q09 totalized US$400,950 thousand.



Shares Portfolio
As paid capital, the shares held by the Company presented no differences ($ 18 thousand).

Other Reserves (Reserves)
Appointed US$90,203 thousand by the end of March 2009, less than the balance of US$97,616 thousand reached at the end of 2008, mainly due to exchange differences derived from the investment in Nexans (i.e. depreciation of Euro against the US dollar). Should be noted that the investment in Nexans is counted as a financial asset, so unless a significant impairment is observed either in the exchange rate between the US dollar and Euro or the value of the shares of Nexans any difference is recognized as a reserve.

Minority Interest
Amounted to US$39,086 thousand in 1Q09 compared to the balance of US$38,081 thousand in 4Q08, due to the profits obtained in the subsidiaries where the Company has minority shareholders (i.e. Peruplast, Alusa and Indalum)

Retained Earnings / (Accumulated Losses)
Retained earnings for the period totalized a loss of US$15,108 thousand lower than the US$105,990 thousand posted in 4Q08. The difference between both balances is experienced by the payable dividends to the shareholders of Madeco. Nonetheless, the negative balance for 2009 derived from a reduction of the retained earnings due to the impairment applied to the investment in Nexans, according to the new accounting and reporting standards.

For further information contact:
Jose Luis Valdes
Investor Relations
Tel.   : (56 2) 520-1388
Fax   : (56 2) 520-1158
E-mail   : ir@madeco.cl
Web Site   : www.madeco.cl
****

Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation to changes in the Company's strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.



Exhibit 1: Consolidated Income Statement
(YTD March)

	Thousand of US$ [1]		% Change
	YTD March-08	YTD March-09	
Revenues	118,362	84,204	-28.9%
COGS	(104,369)	(68,701)	-34.2%
Gross Margin	**13,992**	**15,503**	**10.8%**
SG&A	(9,689)	(10,228)	5.6%
Operating Income	**4,304**	**5,275**	**22.6%**
Other income of operations	965	3,106	221.9%
Equity in earning (losses) of related companies	-	-	0.0%
Other general expenses of operations	(205)	(1,692)	724.2%
Financial expenses	(3,201)	(1,956)	-38.9%
Price-level restatement	(1,386)	5,346	-485.8%
Other Incomes (losses) & Others effects	-	142	#¡DIV/0!
Income (Loss) before income taxes	**477**	**10,220**	**2041.2%**
Income tax	3,691	(2,294)	-162.1%
Income (Loss) form continued operations	**4,168**	**7,926**	90.2%
Income (Loss) form discontinued operations	15,554	18	-99.9%
Net Income (Loss)	**19,722**	**7,944**	**-59.7%**
Net Income (Loss) attributable to minority interest	(2,893)	(1,582)	-45.3%
Net Income (Loss) attributable to controller	**16,829**	**6,362**	**-62.2%**
Gross Margin / Revenues	11.8%	18.4%	-
SG&A / Revenues	8.2%	12.1%	-
Operating Income / Revenues	3.6%	6.3%	

1 Exchange rate on March 31 2009 US$1.00 = 583.26

1 Exchange rate on March 31 2008 US$1.00 = 437.71



Exhibit 2: EBITDA by Business Unit
(YTD March)

YTD March-08

Thousand of US$	Investmens	Packaging	Brass Mills	Profiles	Total
Revenues	0	50,147	50,686	17,529	118,362
COGS	0	(42,625)	(48,021)	(13,724)	(104,370)
Gross Margin	**0**	**7,522**	**2,665**	**3,805**	**13,992**
SG&A	(1,399)	(2,733)	(3,265)	(2,291)	(9,688)
Operating Income	**(1,399)**	**4,789**	**(600)**	**1,514**	**4,304**
EBITDA	**(1,399)**	**6,911**	**498**	**2,243**	**8,253**
Gross Margin / Revenues	*N/A*	*15.0%*	*5.3%*	*21.7%*	*11.8%*
SG&A / Revenues	*N/A*	*5.4%*	*6.4%*	*13.1%*	*8.2%*
EBITDA / Revenues	*N/A*	*13.8%*	*1.0%*	*12.8%*	*7.0%*

Segment Contribution					
% Revenues	0.0%	42.4%	42.8%	14.8%	100.0%
% EBITDA	-17.0%	83.7%	6.0%	27.2%	100.0%

YTD March-09

Thousand of US$	Investmens	Packaging	Brass Mills	Profiles	Total
Revenues	-	49,169	22,331	12,704	84,204
COGS	(115)	(39,270)	(18,086)	(11,230)	(68,701)
Gross Margin	**(115)**	**9,899**	**4,245**	**1,474**	**15,503**
SG&A	(1,603)	(3,340)	(2,807)	(2,478)	(10,228)
Operating Income	**(1,718)**	**6,559**	**1,438**	**(1,004)**	**5,275**
EBITDA	**(1,707)**	**8,719**	**2,497**	**(190)**	**9,319**
Gross Margin / Revenues	*N/A*	*20.1%*	*19.0%*	*11.6%*	*18.4%*
SG&A / Revenues	*N/A*	*6.8%*	*12.6%*	*19.5%*	*12.1%*
EBITDA / Revenues	*N/A*	*17.7%*	*11.2%*	*-1.5%*	*11.1%*

Segment Contribution					
% Revenues	0.0%	58.4%	26.5%	15.1%	100.0%
% EBITDA	-18.3%	93.6%	26.8%	-2.0%	100.0%

2009 versus 2008

% Change	Inversiones	Envases	Tubos	Perfiles	Total
Revenues	0.0%	-2.0%	-55.9%	-27.5%	-28.9%
COGS	0.0%	-7.9%	-62.3%	-18.2%	-34.2%
Gross Margin	0.0%	31.6%	59.3%	-61.3%	10.8%
SG&A	14.6%	22.2%	-14.0%	8.2%	5.6%
Operating Income	22.8%	37.0%	-339.7%	-166.3%	22.6%
EBITDA	22.0%	26.2%	401.4%	-108.5%	12.9%



Exhibit 3: EBITDA by Business Unit and Country
(YTD March)

	YTD March-08 Thousand of US$							YTD March-09 Thousand of US$						
	Chile						Investments	Chile						Investments
Tons (Third parties)	**0**						**0**	**0**						**0**
Tons (Total)														
	0						0	0						0
Revenues (Third parties)	0						0	0						0
Revenues (Intercompany)	**0**						**0**	**0**						**0**
Total revenues	0						0	(115)						(115)
COGS	**0**						**0**	**(115)**						**(115)**
Gross Income	(1,399)						(1,399)	(1,603)						(1,603)
SG&A	**(1,399)**						**(1,399)**	**(1,718)**						**(1,718)**
Operating Income	**(1,399)**						**(1,399)**	**(1,707)**						**(1,707)**
EBITDA														
	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gross Margin	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA Margin														
	Chile	Peru	Argentina			Interco.	Packaging	Chile	Peru	Argentina			Interco.	Packaging
Tons (Third parties)	3,048	5,023	1,599				9,669	2,922	5,019	1,737			0	9,677
Tons (Intercompany)	29	40	169			(239)	0	0	50	0			(50)	0
Tons (Total)	**3,077**	**5,064**	**1,768**			**(239)**	**9,669**	**2,922**	**5,069**	**1,737**			**(50)**	**9,677**
Revenues (Third parties)	18,797	21,875	9,475			0	50,147	16,276	22,087	10,806			0	49,169
Revenues (Intercompany)	1,809	0	0			(1,809)	0	251	0	0			(251)	0
Total revenues	**20,606**	**21,875**	**9,475**			**(1,809)**	**50,147**	**16,527**	**22,087**	**10,806**			**(251)**	**49,169**
COGS	(17,650)	(18,379)	(8,437)			1,841	(42,625)	(13,391)	(17,250)	(8,867)			238	(39,270)
Gross Income	**2,956**	**3,496**	**1,038**			**32**	**7,522**	**3,136**	**4,837**	**1,939**			**(13)**	**9,899**
SG&A	(1,156)	(1,146)	(414)			(17)	(2,733)	(989)	(1,460)	(887)			(4)	(3,340)
Operating Income	**1,800**	**2,350**	**624**			**15**	**4,789**	**2,147**	**3,377**	**1,052**			**(17)**	**6,559**
EBITDA	**2,512**	**3,296**	**1,074**			**29**	**6,911**	**2,871**	**4,341**	**1,509**			**(2)**	**8,719**
Gross Margin	*14.3%*	*16.0%*	*11.0%*	-	-	-	*15.0%*	*19.0%*	*21.9%*	*17.9%*	-	-	-	*20.1%*
EBITDA Margin	*12.2%*	*15.1%*	*11.3%*	-	-	-	*13.8%*	*17.4%*	*19.7%*	*14.0%*	-	-	-	*17.7%*
	Chile	Coin Blanks	Argentina			Interco.	Brass Mills	Chile	Coin Blanks	Argentina			Interco.	Brass Mills
Tons (Third parties)	4,342	67	547			0	4,956	3,445	10	411			0	3,866
Tons (Intercompany)	806	0	0			(806)	0	326	0	0			(326)	0
Tons (Total)	**5,148**	**67**	**547**			**(806)**	**4,956**	**3,771**	**10**	**411**			**(326)**	**3,866**
Revenues (Third parties)	38,708	3,293	8,685			0	50,686	16,451	2,872	3,008			0	22,331
Revenues (Intercompany)	7,288	1,044	0			(8,332)	0	925	385	0			(1,310)	0
Total revenues	**45,996**	**4,337**	**8,685**			**(8,332)**	**50,686**	**17,376**	**3,257**	**3,008**			**(1,310)**	**22,331**
COGS	(44,240)	(3,852)	(8,368)			8,439	(48,021)	(15,103)	(1,921)	(2,372)			1,310	(18,086)
Gross Income	**1,756**	**485**	**317**			**107**	**2,665**	**2,273**	**1,336**	**636**			**0**	**4,245**
SG&A	(2,401)	(224)	(391)			(249)	(3,265)	(1,636)	(483)	(688)			0	(2,807)
Operating Income	**(645)**	**261**	**(74)**			**(142)**	**(600)**	**637**	**853**	**(52)**			**0**	**1,438**
EBITDA	**(53)**	**396**	**297**			**(142)**	**498**	**1,207**	**984**	**306**			**0**	**2,497**
Gross Margin	*3.8%*	*11.2%*	*3.6%*	-	-	-	*5.3%*	*13.1%*	*41.0%*	*21.1%*	-	-	-	*19.0%*
EBITDA Margin	*-0.1%*	*9.1%*	*3.4%*	-	-	-	*1.0%*	*6.9%*	*30.2%*	*10.2%*	-	-	-	*11.2%*
	Chile						Profiles	Chile						Profiles
Tons (Third parties)	2,389						2,389	2,102						2,102
Tons (Intercompany)	0						0	0						0
Tons (Total)	**2,389**						**2,389**	**2,102**						**2,102**
Revenues (Third parties)	17,529						17,529	12,704						12,704
Revenues (Intercompany)	0						0	0						0
Total revenues	**17,529**						**17,529**	**12,704**						**12,704**
COGS	(13,724)						(13,724)	(11,230)						(11,230)
Gross Income	**3,805**						**3,805**	**1,474**						**1,474**
SG&A	(2,291)						(2,291)	(2,478)						(2,478)
Operating Income	**1,514**						**1,514**	**(1,004)**						**(1,004)**
EBITDA	**2,243**						**2,243**	**(190)**						**(190)**
Gross Margin	*21.7%*	-	-	-	-	-	*21.7%*	*11.6%*	-	-	-	-	-	*11.6%*
EBITDA Margin	*12.8%*	-	-	-	-	-	*12.8%*	*-1.5%*	-	-	-	-	-	*-1.5%*



Exhibit 4: Consolidated Balance Sheet

	Thousand of US$ [1]	
	Dec-08	March 09
Cash & cash equivalents	242,769	270,263
Financial assets at fair value with changes reflected on results	-	-
Accounts receivable short term	92,354	91,488
Accounts receivable from related companies short term	395	329
Inventories	84,093	67,995
Hedging Assets, current	1,375	457
Prepaid expenses and others	1,470	2,928
Accounts receivable from current taxes	20,909	22,718
Other current assets	41,695	41,672
Current Assets from Continuing Operations	**485,061**	**497,851**
Non-current assets and groups in disappropriation held for sale	4,002	3,861
Total Current Assets	**489,063**	**501,712**
Financial assets for sale, non-current	151,830	143,080
Property, plant and equipment	190,890	190,146
Investments in associates accounted by the Method of Participation	-	-
Other investments held by the Method of Participation	-	-
Trade debtors and other receivables, net, non-current	278	192
Accounts receivable from related companies, non-current	-	-
Intangible Assets, Net	1,807	1,790
Investment Properties	5,842	5,747
Deferred tax assets	18,704	20,447
Hedging assets, non-current	-	-
Others	10,592	11,257
Total Non-Current Assets	**379,943**	**372,659**
ASSETS	**869,006**	**874,371**
Interest-bearing loans, current	46,220	47,815
Other financial liabilities, current	3,487	3,528
Trade accounts payable and other accounts payable, current	33,422	32,194
Accounts payable to related companies, current	694	12
Provisions, current	12,544	14,583
Payable accounts of current Tax	37,663	41,686
Other liabilities, current	16,745	145,935
Deferred revenue, current	955	465
Post employment benefit obligation, current	834	529
Hedging Liabilities, current	32	142
Total current liabilities from continuing operations	**152,597**	**286,888**
Included liabilities in groups in disappropriation held for sale	3	3
Total Current Liabilities	**152,600**	**286,891**
Interest-bearing loans, non-current	31,754	28,660
Other financial liabilities, non current	13,465	14,628
Trade accounts payable and other accounts payable, not current	-	-
Accounts payable to related companies, non-current	-	-
Provisions, Non-current	795	761
Deferred tax liabilities	24,204	23,765
Post employment benefit obligation, non-current	3,406	4,392
Hedging liabilities, non-current	-	-
Other	163	162
Total Non-Current Liabilities	**73,788**	**72,368**
Issued Capital	400,950	400,950
Shares Portfolio	(18)	(18)
Other Reserves	97,616	90,203
Accumulate results (losses)	105,990	(15,108)
Equity Attributable to Controller	**604,538**	**476,027**
Minority Interest	38,081	39,086
Total Shareholders' Equity	**642,618**	**515,112**
LIABILITIES AND SHAREHOLDERS' EQUITY	**869,006**	**874,371**

1 Exchange rate on March 31 2009 US$1.00 = 583.26
1 Exchange rate on March 31 2008 US$1.00 = 437.71



Exhibit 5: Consolidated Statement of Cash Flow

	miles de US$ [1]	
	YTD March-08	YTD March-09
Amounts Collected from Customers	423,080	97,489
Payments to Suppliers	(362,189)	(65,114)
Compensation Paid	(25,191)	(10,299)
Payments received and transmitted by Value Added Tax	(2,158)	(1,362)
Other receipts (payments)	(1,706)	2,256
Total cash flow by (Used in) Operations	**31,836**	**22,969**
Amounts received as interest, received Classifieds Operation	-	3,180
Interest payments Classified as Operations	(461)	(1,498)
Amounts Received by Income Tax Returned	7,293	-
Payments for Income Tax	(9,431)	(1,881)
Other inputs (outputs) from Other Operating Activities	-	3,721
Total cash flow by (Used in) Operating Activities	**(2,600)**	**3,522**
Net Cash Flows from (Used in) Operating Activities	**29,237**	**26,491**
Amounts received by disappropriation Property, Plant and Equipment	62	-
Amounts received by Interest received classified as Investment	2,006	-
Incorporation of property, plant and equipment	(11,807)	(2,381)
Payments to Acquire Investment Property	(1,935)	-
Payments to Acquire Intangible Assets	(222)	(3)
Other Disbursements	-	-
Net Cash Flows from (Used in) Investing Activities	**(11,895)**	**(2,385)**
Loans Borrowed	134,318	2,276
Loan payments	(106,566)	(7,483)
Interest payments as Financial Classifieds	(3,758)	-
Dividend payments to minority interests	(1,776)	-
Dividend payments by the entity that informs	(34,411)	-
Other Cash Flows from (Used in) Financing Activities	-	(151)
Other	-	-
Net Cash Flows from (Used in) Financing Activities	**(12,193)**	**(5,358)**
Increase (Decrease) Net cash and cash equivalents	**5,148**	**18,748**
Effects of Changes in Exchange Rates on Cash and Cash Equiv. to Cash	(629)	8,745
Net change in cash and cash equivalents	**4,519**	**27,494**
Cash and cash equivalents, cash flow statement, initial balan	25,585	242,769
Cash and cash equivalents, cash flow statement, Final Balance	**30,104**	**270,263**

1 Exchange rate on March 31 2009 US$1.00 = 583.26

1 Exchange rate on March 31 2008 US$1.00 = 437.71